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                                     [LETTERHEAD]


                                GRAPE INVESTORS, LLC
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Investor ID#: ------------


                                   April 21, 1998


Mr. a;dkfs
Mrs. A;dlka
Address
Address;
City, Town
a;ldkf


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According to the records provided to us by the General Partner, you currently own[xxx%] of the outstanding interest in DAMSON / BIRTCHER REALTY INCOME FUND II
                    We are offering to purchase your Interest for
                                     $[XXX] CASH
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This offer to purchase your Interest is made subject to the terms and conditions set forth in the Offer to Purchase and in the Agreement of Sale (which together constitute the "Offer"). We are pleased to enclose with this letter a copy of the Offer by Grape Investors, LLC to pay a purchase price of $2,350 for each .01 percent interest in Damson / Birtcher Realty Income Fund
II (the "Partnership"). IT IS IMPORTANT THAT YOU TAKE SOME TIME TO READ CAREFULLY THE ENCLOSED OFFER TO PURCHASE, THE AGREEMENT OF SALE AND OTHER ACCOMPANYING MATERIALS IN ORDER TO EVALUATE THE OFFER BEING MADE BY THE PURCHASER.

         GRAPE IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP.


PURCHASE PRICE
     When you consider the illiquid market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the secondary cost of selling commissions, payment of the transfer fee, your annual cost of tax reporting, and the cost of a trustee if Interests are held in an IRA or pension plan, the sale of your Interests to Grape may be a good choice for you.


CASH PAYMENT OF THE PURCHASE AMOUNT
     A cash payment for your Interests will be made to you within 10 business days following the Expiration Date provided Grape has received from you a properly completed and duly executed Agreement of Sale and has received assurances that the Partnership will change Seller's address to Purchaser's address.


NO SELLING COMMISSION WHEN SELLING TO GRAPE
     Interests sold in the informal market "matching service" usually require payment of a selling commission of the greater of $200 or 6 percent. If you sell to GRAPE, you will NOT pay any selling commission.


NO TRANSFER FEE
     Grape will be responsible for paying the $25 transfer fee.


SPECIAL FACTORS
     Before selling your Interests to Grape, please consider the Special Factors set forth on page 1 "Introduction" of the Offer.


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 THE OFFER IS FOR 5,000 INTERESTS, REPRESENTING APPROXIMATELY 10 PERCENT OF THE
 INTERESTS OUTSTANDING AS OF THE DATE OF THE OFFER. THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF INTERESTS. IF MORE THAN 5,000 INTERESTS ARE VALIDLY TENDERED TO GRAPE, WE WILL ACCEPT UP TO 5,000
   INTERESTS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS IN THE
                                     OFFER.

                 YOU MAY TENDER ANY OR ALL INTERESTS WHICH YOU OWN.


     If you wish to sell some or all of your Interests, all you need to do is complete the Agreement of Sale and return it to Grape in the pre-addressed return envelope.

     This Offer will expire at 12:00 midnight, Pacific Time, on May 22, 1998 unless extended.

     For questions or assistance in completing the Agreement of Sale, please call Arlen Capital at (800) 891-4105.

                                                            GRAPE INVESTORS, LLC